Filed pursuant to Rule 433

Registration No. 333-255142

April 17, 2024

Final Term Sheet

Issuer:	Province of British Columbia
Existing Long-Term Issuer Ratings*:	Moody’s: Aaa (negative); Fitch: AA+ (stable); S&P: AA- (negative)
Title:	4.900% Bonds, Series BCUSG-15, due April 24, 2029 (the “Bonds”)
Aggregate Principal Amount:	U.S.$2,500,000,000
Trade Date:	April 17, 2024
Issue Date (Settlement Date):	April 24, 2024 (T+5)
Maturity Date:	April 24, 2029
Interest Payment Dates:	April 24 and October 24 of each year, commencing on October 24, 2024. Interest will accrue from April 24, 2024
Spread to Treasury:	+26.6 basis points
Spread to SOFR Mid-Swaps:	+51 basis points
Benchmark Treasury:	UST 4.125% due March 31, 2029
Treasury Spot/Yield:	97-23+ / 4.642%
Yield to Maturity:	4.908%
Interest Rate:	4.900% per annum; payable semi-annually
Public Offering Price:	99.965% plus accrued interest from April 24, 2024 if settlement occurs after that date
Day Count Convention:	30/360
Redemption:	The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.
Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Joint Lead Managers:	BofA Securities, Inc. J.P. Morgan Securities plc National Bank of Canada Financial Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc.
CUSIP# / ISIN#:	CUSIP: 110709AL6 ISIN: US110709AL63
Listing:	Admission to the Luxembourg Stock Exchange’s official list and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.
Settlement:	We expect that delivery of the Bonds will be made against payment therefor on or about April 24, 2024, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next two succeeding business days should consult their own advisor.
Governing Law:	The laws of the Province of British Columbia and the federal laws of Canada applicable therein.
Prospectus and Prospectus Supplement:	Prospectus dated as of June 7, 2021 and Preliminary Prospectus Supplement dated as of April 17, 2024 https://www.sec.gov/Archives/edgar/data/836136/000110465924048091/tm2411815-1_424b2.htm
UK MiFIR Product Governance:	Professional & Eligible Counterparties target market
MiFID II Product Governance:	Professional & Eligible Counterparties target market
U.S. Legend:	The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities plc at 1-866-430-0686, National Bank of Canada Financial Inc. at 1-212-632-8868, RBC Capital Markets, LLC at 1-866-375-6829 or Scotia Capital (USA) Inc. at 1-800-372-3930.

Canadian Legend:	The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.
United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the UK has been prepared and the Bonds will not be offered or sold or otherwise made available to any retail investor in the UK.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that the requirement under the UK Prospectus Regulation and FSMA to produce or publish a prospectus for offers of Bonds does not apply. The prospectus supplement does not constitute a prospectus for the purposes of the UK Prospectus Regulation and FSMA.

Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of Bonds to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriters, which constitute the final placement of the Bonds contemplated in the prospectus supplement.

Each person in the UK who receives any communication in respect of, or who acquires any Bonds under, the offers to the public contemplated in the prospectus supplement or to whom the Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Province that it and any person on whose behalf it acquires Bonds is: (1) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (2) not a “retail investor” (as defined above).

The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA.

Hong Kong Legend:	The Bonds will not be offered or sold in Hong Kong, by means of this document or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in this document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.
Taiwan Legend:	The Bonds will not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Bonds will only be available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Bonds.
Macau Legend:	The Bonds will not be offered or sold in Macau.
European Economic Area Legend:

The Bonds are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the European Economic Area. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by the PRIIPs Regulation for offering or selling the Bonds or otherwise making them available to retail investors in the European Economic Area has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the PRIIPs Regulation.

This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of Bonds. Accordingly, any person making or intending to make any offer within a Member State of the Bonds which are the subject of an offering contemplated in the prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the Bonds shall require the Province or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.

Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of Bonds to any legal entity which is not a qualified investor as defined in the Prospectus Regulation, provided that no such offer of Bonds shall require the Province or any underwriter to publish a prospectus or supplement a prospectus pursuant to the Prospectus Regulation for such offer.

Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the Bonds through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the Bonds contemplated in the prospectus supplement.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Bonds under, the offers to the public contemplated in the prospectus supplement, or to whom the Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Province that it and any person on whose behalf it acquires Bonds is: (1) a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation; and (2) not a “retail investor” as defined above.

Singapore Legend:	Each underwriter has acknowledged that this document, the prospectus supplement and the base prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any of the Bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell any of the Bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute this document, the prospectus supplement, the base prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.